April 24, 2020

Christopher Taft
Senior Vice President and Corporate Controller
Nielsen Holdings plc
85 Broad Street
New York, NY 10004

       Re: Nielsen Holdings plc
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 27, 2020
           File No. 001-35042

Dear Mr. Taft:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures, page 133

1. Please amend to provide an evaluation of the effectiveness of your disclosure controls and procedures as of the current fiscal year end, December 31, 2019, rather than December 31,
      2018. Refer to Item 307 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Taft
Nielsen Holdings plc
April 24, 2020
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have any questions.



FirstName LastNameChristopher Taft                      Sincerely,
Comapany NameNielsen Holdings plc
                                                        Division of Corporation
Finance
April 24, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName